May 4, 2018

Via Edgar

Sonia Barros

Assistant Director

Division of Corporation Finance

Office of Real Estate and Commodities

Securities and Exchange Commission

Mail Stop 3233

100 F Street, NE

Washington, D.C. 20549

Re:	Generation Income Properties, Inc. Post-qualified Amendment to Offering Statement on Form 1-A POS File No. 024-10481

Dear Ms. Barros:

Generation Income Properties, Inc. (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the qualification date of the above-referenced post-effective amendment to the Company’s offering statement on Form 1-A POS to May 8, 2018 at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable.

In making this request, the Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Dan Mirman of Everett & Everett PLLC, counsel to the Company, at (212) 300-6104 with any questions about this acceleration request.

Very truly yours,

/s/ David Sobelman

David Sobelman

Chief Executive Officer

cc:  Dan Mirman

       Everett & Everett, PLLC